UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2018

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

 TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended June 30, 2018.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 13, 2018, we announced our results of operations for the quarter ended June 30, 2018. We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.1. We have placed form of release to stock exchanges concerning our results of operations for the quarter ended June 30, 2018 under Ind-AS. A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.2.

The Board of Directors of the Company, on July 13, 2018, resolved to appoint Michael Gibbs as an independent director effective July 13, 2018 for a period of 3 (three) years, subject to the approval of the shareholders. The Board also considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined, subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ Inderpreet Sawhney

Date: July 13, 2018	Inderpreet Sawhney General Counsel and Chief Compliance Officer

 INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD Press Release
99.2	Form of Release to Stock Exchanges